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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                             ALBERTO-CULVER COMPANY
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                                (Name of Issuer)

                 CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    013068101
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                                 (CUSIP Number)

      Marshall E. Eisenberg, Esq.                     Bernice E. Lavin
       Neal, Gerber & Eisenberg                     2525 Armitage Avenue
 Two North LaSalle Street, Suite 2200            Melrose Park, Illinois 60160
       Chicago, Illinois 60602                         (708) 450-3101
            (312) 269-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2002
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), (S)240.13d-1(f) or (S)240.13d-1(g),
check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                Page 1 of 3 Pages

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CUSIP NO. 013068101                   13D                      Page 2 of 3 Pages
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     Except as specifically amended hereby, all other provisions of Bernice E.
Lavin's Amendment No. 9 to Schedule 13D filed on February 16, 2001, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

Item 4.   Purpose of the Transaction.

     On May 30, 2002, Alberto-Culver Company (the "Company") filed a registration statement with the Securities and Exchange Commission relating to a secondary public offering of up to 6,000,000 Class B shares owned by certain stockholders of the Company (plus an additional 900,000 Class B shares subject to the underwriters' over-allotment option). Class B shares to be sold in the offering include Class B shares deemed to be beneficially owned by Mrs. Lavin and members of her family who propose to sell, in the aggregate, up to 4,254,000 Class B shares (excluding shares subject to the over-allotment option). Of these shares offered to be sold, Mrs. Lavin may be deemed to beneficially own 694,536 Class B shares. Mrs. Lavin may also be deemed to beneficially own 640,000 Class B shares intended to be sold by members of her family. Mrs. Lavin is not deemed to beneficially own any of the Class B shares subject to the underwriters' over-allotment option.

     Mrs. Lavin has no present intention to purchase or sell any additional Class B shares; however, depending on market conditions and other relevant factors (including constraints imposed by Section 16(b) of the Securities Exchange Act of 1934, as amended, as a result of the proposed sales described above), from time to time, she may purchase or sell additional Class B shares on the open market or pursuant to one or more privately negotiated transactions, on such terms and at such times as she considers desirable. Mrs. Lavin may determine to continue to hold the Class B shares beneficially owned by her, or may determine, from time to time, to dispose of a portion of such shares.

     Except as set forth in this Item 4, Mrs. Lavin does not have any plans or proposals that relate to or would result in any of the matters identified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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CUSIP NO. 013068101                  13D                    Page 3 of 3 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2002



                                   Signature:  /s/  Bernice E. Lavin
                                               ---------------------------------
                                   Name/Title: Bernice E. Lavin, individually;
                                               as co-trustee of the Bernice E.
                                               Lavin Trust, u/a/d 12/18/87; as
                                               co-trustee of the Leonard H.
                                               Lavin Trust, u/a/d 12/18/87; as
                                               co-trustee of another trust; and
                                               as trustee or co-trustee of
                                               other trusts.